UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42454

SMART LOGISTICS GLOBAL LIMITED

(Registrant’s Name)

Unit 702, Level 7, Core B, Cyberport 3

100 Cyberport Road

Pokfulam, Hong Kong 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 14, 2025, Smart Logistics Global Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC, as the representative of the underwriters named thereof, in connection with its initial public offering (“IPO”) of 1,000,000 ordinary shares, par value HK$0.0001 per share, at a price of $5 per share, generating gross proceeds to the Company of $5 million before deducting underwriting discounts and offering expenses. The Company also granted the underwriters an option for a period of 45 days after the closing of the IPO to purchase up to 15% of the total number of shares offered by the Company. The Company’s Registration Statement on Form F-1 (File No. 333-288664) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2025, as amended, was declared effective by the Commission on September 30, 2025.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”), and which its incorporated herein in its entirety by reference.

Other Events.

On October 14, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Report.

On October 16, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this Report.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 14, 2025 by and between the Company and Craft Capital Management LLC
99.1	Pricing Press Release, dated October 14, 2025
99.2	Closing Press Release, dated October 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Logistics Global Limited

Date: October 16, 2025	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer